UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

IZEA, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

46603N301
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46603N301

1	NAME OF REPORTING PERSON Edward H. Murphy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 379,330(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 379,330(1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,330(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 351,473 shares issuable upon the exercise of presently exercisable options or options exercisable within 60 days of December 31, 2016.
(2)	Such percentage is based on 5,456,118 shares of common stock outstanding as of December 31, 2016.

CUSIP NO. 46603N301

Item 1(a).	Name of issuer:

IZEA, Inc. (the “Issuer”).

Item 1(b).	Address of issuer's principal executive offices:

480 N. Orlando Avenue
Suite 200
Winter Park, FL  32789

Item 2(a).	Name of person filing
Item 2(b).	Address of principal business office or, if none, residence
Item 2(c).	Citizenship

Edward H. Murphy
480 N. Orlando Avenue
Suite 200
Winter Park, FL  32789

Citizenship:  USA

Item 2(d).	Title of class of securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.:

46603N301

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	/ /	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	/ /	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	/ /	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

CUSIP NO. 46603N301

(h)	/ /	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	/ /	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	/ /	Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2016, Edward H. Murphy beneficially owned 379,330 shares of Common Stock.

(b)	Percent of class:

As of the date hereof, Mr. Murphy owned 6.5% of the outstanding shares of Common Stock.  This percentage is calculated based on 5,456,118 shares of Common Stock outstanding, of which 5,450,005 shares of Common Stock were reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2016, filed with the Securities and Exchange Commission on November 14, 2016.  The number of securities held by Mr. Murphy includes 351,473 shares of Common Stock issuable upon the exercise of presently exercisable options or options exercisable within 60 days of December 31, 2016.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

CUSIP NO. 46603N301

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following/ /

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP NO. 46603N301

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

/s/ Edward H. Murphy
EDWARD H. MURPHY